Item 77D - 	Deutsche Total Return Bond Fund
(formerly Deutsche Core Plus
Income Fund)(a series of Deutsche
Portfolio Trust) (the "Fund")

Effective on October 30, 2017, the following changes occurred for the Fund:

Merger

Deutsche Core Fixed Income Fund merged
into the Fund.
Name Change

Upon completion of this merger the Fund was renamed from Deutsche Core Plus Income Fund to Deutsche Total Return Bond Fund.

Principal Investment Strategy Changes

The Fund's principal investment strategy was amended to include the following:

Under normal circumstances, the fund invests at least 80% of net assets, plus the amount of any borrowings for investment purposes, in bonds of any maturity. The fund invests mainly in US dollar-denominated fixed income securities, including corporate bonds, US government and agency bonds and mortgage- and asset-backed securities. The fund may also invest significantly in foreign investment grade fixed income securities, non-investment grade securities (high yield or junk bonds) of US and foreign issuers (including issuers in countries with new or emerging securities markets), or, to maintain liquidity, in cash or money market instruments.
Notice of Future Changes to the Fund's 80%
Investment Policy
The Board will provide shareholders with at least 60 days' notice prior to making any changes to the fund's 80% investment policy as described herein.
Effective on December 8, 2017, the Fund's principal investment strategy was amended to include the following:

Main investments. Under normal
circumstances, the fund invests at least 80% of net assets, plus the amount of any borrowings for investment purposes, in bonds of any maturity. The fund invests mainly in investment grade US dollar denominated fixed income securities, including corporate bonds, US government and agency bonds and mortgage- and asset-backed securities. The fund may invest up to 35% of total assets in non-investment grade securities, including securities in default.
Compared to investment grade securities, non-investment grade securities generally pay higher yields but have higher volatility and higher risk of default on payments. The fund may also invest in cash or money market instruments to maintain liquidity.

The fund may invest up to 40% of total
assets in foreign securities including up to 20% of total assets in securities of issuers located in emerging markets countries.

Effective on or about November 1, 2017, the Fund's principal investment strategy was amended to include the following:

If a fixed income security is rated differently among the three major ratings agencies (i.e.
Moody's Investor Services, Inc., Fitch Investors
Services, Inc., and Standard & Poor's Ratings
Group), portfolio management would rely on the highest credit rating for purposes of the fund's investment policies.